

Contact: **Joel S. Marcus**
                 Chief Executive Officer
                 Alexandria Real Estate Equities, Inc.
                 (626) 578-9693


ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
SECOND QUARTER 2005 RESULTS


  **– Company Reports Funds from Operations Per Share (Diluted) of $1.20, Up 19%, and
  Earnings Per Share (Diluted) of $0.58, Up 16%, for Second Quarter 2005
  Over Second Quarter 2004 –**

Highlights
- Second Quarter 2005 Funds from Operations (FFO) Per Share (Diluted) of $1.20
- Second Quarter 2005 Total Revenues Up 34%, FFO Available to Common Stockholders Up 29% and FFO Per Share (Diluted) Up 19% Over Second Quarter 2004
- Second Quarter 2005 Earnings Per Share (Diluted) of $0.58, Up 16% Over Second Quarter 2004
- Executed 30 Leases for 374,000 Square Feet of Space
- Completed Acquisitions of Four Properties Aggregating 231,000 Square Feet

       PASADENA, CA. – August 2, 2005 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the second quarter and six months ended June 30, 2005.

       For the second quarter of 2005, we reported FFO available to common stockholders of $25,501,000, or $1.20 per common share (diluted), on total revenues of $58,217,000 compared to FFO available to common stockholders of $19,815,000, or $1.01 per common share (diluted), on total revenues of $43,472,000 for the second quarter of 2004. Comparing the second quarter of 2005 to the second quarter of 2004, FFO available to common stockholders increased 29%, FFO per common share (diluted) increased 19% and total revenues increased 34%. For the six months ended June 30, 2005, we reported FFO available to common stockholders of $49,109,000, or $2.39 per common share (diluted), on total revenues of $114,256,000 compared to FFO available to common stockholders of $41,284,000, or $2.11 per common share (diluted), on total revenues of $86,196,000 for the six months ended June 30, 2004. Comparing the six months ended June 30, 2005 to the six months ended June 30, 2004, FFO available to common stockholders increased 19%, FFO per common share (diluted) increased 13% and total revenues increased 33%. FFO for the second quarter and six months ended June 30, 2004 included the impact of the preferred stock redemption charge of $1,876,000, or $0.10 per share (diluted), recorded in the second quarter of 2004.


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FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the three months ended June 30, 2005 and 2004 was $13,251,000 and $10,088,000, respectively. Depreciation and amortization expense for the six months ended June 30, 2005 and 2004 was $25,892,000 and $20,069,000, respectively. Net income available to common stockholders for the second quarter of 2005 was $12,250,000, or $0.58 per share (diluted), compared to net income available to common stockholders of $9,727,000, or $0.50 per share (diluted) for the second quarter of 2004. Net income available to common stockholders for the six months ended June 30, 2005 was $23,217,000, or $1.13 per share (diluted), compared to net income available to common stockholders of $22,842,000, or $1.17 per share (diluted) for the six months ended June 30, 2004. Net income available to common stockholders for the six months ended June 30, 2004 included a gain on the sale of property of $1,627,000, or $0.08 per share (diluted), recorded in the first quarter of 2004, and also included the impact of the preferred stock redemption charge of $1,876,000, or $0.10 per share (diluted), recorded in the second quarter of 2004.

We executed a total of 30 leases during the second quarter of 2005 for approximately 374,000 square feet of space at 23 different properties (excluding month-to-month leases for approximately 67,000 square feet, which were effective during the quarter). Of this total, approximately 134,000 square feet were for new or renewal leases related to previously leased space and approximately 240,000 square feet were for redeveloped, developed or previously vacant space. Of the 240,000 square feet, approximately 194,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 46,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 14% higher (on a GAAP basis) than rental rates for expiring leases. For the six months ended June 30, 2005 we executed a total of 53 leases for approximately 736,000 square feet of space at 33 different properties (excluding month-to-month leases). Of this total, approximately 294,000 square feet were for new or renewal leases related to previously leased space and approximately 442,000 square feet were for redeveloped, developed or previously vacant space. Of the 442,000 square feet, approximately 354,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 88,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 15% higher (on a GAAP basis) than rental rates for expiring leases.

During the second quarter of 2005, we acquired four properties aggregating approximately 231,000 square feet in the Eastern Massachusetts market, one of our key life science cluster hubs. Three of these properties are included in our operating portfolio and are 100% occupied. The fourth property is 62% occupied. The unoccupied space of this property will undergo a change of use to office/laboratory space through redevelopment. We paid approximately $56.1 million cash for the properties and assumed two secured notes payable aggregating approximately $8.0 million.

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Based on our current view of existing market conditions and certain current assumptions, we have updated our prior earnings guidance:

	2005	2006
FFO per share (diluted)	$4.81	$5.14
Earnings per share (diluted)	$2.34	$2.48

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to institutional, pharmaceutical, biotechnology, life science product, service, biodefense and translational research entities, as well as related government agencies. Our portfolio currently consists of 127 properties comprising approximately 8.2 million square feet of office/laboratory space.

As of June 30, 2005, approximately 84% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of June 30, 2005, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of June 30, 2005, approximately 89% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. Our actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Income statement data				
Total revenues	$ 58,217	$ 43,472	$ 114,256	$ 86,196
Expenses				
Rental operations	12,725	8,801	25,413	17,530
General and administrative	4,765	3,814	9,210	7,450
Interest	11,248	6,926	22,569	13,635
Depreciation and amortization	13,243	10,078	25,875	20,050
	41,981	29,619	83,067	58,665
Income from continuing operations	16,236	13,853	31,189	27,531
Income from discontinued operations, net	37	34	73	1,696
Net income	16,273	13,887	31,262	29,227
Dividends on preferred stock	4,023	2,254	8,045	4,479
Preferred stock redemption charge	--	1,876	--	1,876
Net income available to common stockholders	$ 12,250	$ 9,757	$ 23,217	$ 22,872
Weighted average shares of common stock outstanding				
Basic	20,936,265	19,284,631	20,206,497	19,245,792
Diluted	21,274,364	19,608,854	20,536,039	19,595,337
Earnings per share - basic:				
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 0.59	$ 0.50	$ 1.15	$ 1.10
Discontinued operations, net	--	--	--	0.09
Earnings per share - basic	$ 0.59	$ 0.50	$ 1.15	$ 1.19
Earnings per share - diluted:				
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 0.58	$ 0.50	$ 1.13	$ 1.08
Discontinued operations, net	--	--	--	0.09
Earnings per share - diluted	$ 0.58	$ 0.50	$ 1.13	$ 1.17

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Unaudited)

Funds from Operations

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three and six months ended June 30, 2005 and 2004 (in thousands, except per share data):

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Reconciliation of net income available to common stockholders to funds from operations available to common stockholders				
Net income available to common stockholders (1)	$ 12,250	$ 9,757	$ 23,217	$ 22,872
Add: Depreciation and amortization (2)	13,251	10,088	25,892	20,069
Subtract: Gain on sale of property (3)	--	--	--	(1,627)
Funds from operations available to common stockholders (1)	$ 25,501	$ 19,845	$ 49,109	$ 41,314
FFO per share (1)				
Basic	$ 1.22	$ 1.03	$ 2.43	$ 2.15
Diluted	$ 1.20	$ 1.01	$ 2.39	$ 2.11
Reconciliation of earnings per share (diluted) to FFO per share (diluted)				
Earnings per share (diluted) (1)	$ 0.58	$ 0.50	$ 1.13	$ 1.17
Depreciation and amortization (2)	0.62	0.51	1.26	1.02
Gain on sale of property (3)	--	--	--	(0.08)
FFO per share (diluted) (1)	$ 1.20	$ 1.01	$ 2.39	$ 2.11

(1) During the second quarter of 2004, the Company elected to redeem its 9.5% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, the Company recorded a charge of $1,876,000, or $0.10 per share (diluted).

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) Gain on sale of property relates to the disposition of a property in the Suburban Washington D.C. market during the first quarter of 2004. Gain on sale of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	For the Three Months Ended				
	06/30/2005	03/31/2005	12/31/2004	09/30/2004	06/30/2004
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 45,699	$ 43,731	$ 39,660	$ 35,867	$ 34,444
Tenant recoveries	11,449	11,587	9,504	9,608	8,420
Other income	1,069	721	1,262	984	608
Total	$ 58,217	$ 56,039	$ 50,426	$ 46,459	$ 43,472
Funds from operations per share - diluted (b)	$ 1.20	$ 1.19	$ 1.18	$ 1.12	$ 1.01 (c)
Dividends per share on common stock	$ 0.68	$ 0.66	$ 0.66	$ 0.64	$ 0.62
Dividend payout ratio (common stock)	56.8%	58.9%	55.6%	56.8%	60.7% (d)
Straight line rent	$ 3,305	$ 2,836	$ 3,047	$ 3,065	$ 2,994

			As of		
	06/30/2005	03/31/2005	12/31/2004	09/30/2004	06/30/2004
Other data					
Number of shares of common stock outstanding					
at end of period	21,204,620	21,075,793	19,594,418	19,460,642	19,386,842
Number of properties (e)					
Acquired/completed during period	5	6	11	7	5
Sold/reconstructed during period	--	--	--	--	--
Owned at end of period	125	120	114	103	96
Square feet (e)					
Acquired/completed during period	333,788	341,075	934,608	477,659	217,940
Sold/reconstructed/expanded during period	--	--	--	--	45,033
Owned at end of period	8,103,297	7,769,509	7,428,434	6,493,826	6,016,167
Debt to total market capitalization (f)					
Total debt	$ 1,301,934	$ 1,217,917	$ 1,186,946	$ 847,046	$ 684,486
Preferred stock	197,474	194,692	199,360	198,266	191,094
Common stock	1,557,479	1,356,860	1,458,217	1,278,953	1,100,756
Total market capitalization	$ 3,056,887	$ 2,769,469	$ 2,844,523	$ 2,324,265	$ 1,976,336
Debt to total market capitalization ratio	42.6%	44.0%	41.7%	36.4%	34.6%

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.
(b) See page 5 for a reconciliation of earnings per share to FFO per share.
(c) Includes the effect of the preferred stock redemption charge of $1,876,000, or $0.10 per share (diluted) recorded in the second quarter of 2004.
(d) The dividend payout ratio (common stock) includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the dividend payout ratio (common stock) for the second quarter of 2004 was 55.4%.
(e) Includes assets "held for sale" during the applicable periods such assets were "held for sale".
(f) Debt to market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to the outstanding shares of preferred stock and common stock times the related closing stock prices at each quarter end date.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)

	June 30, 2005	December 31, 2004
	(Unaudited)	
Assets		
Rental properties, net	$ 1,613,331	$ 1,427,853
Properties under development	268,687	252,249
Cash and cash equivalents	2,390	3,158
Tenant security deposits and other restricted cash	20,110	17,669
Tenant receivables	2,198	2,542
Deferred rent	45,547	43,166
Investments	73,396	67,419
Other assets	66,037	58,228
Total assets	$ 2,091,696	$ 1,872,284
Liabilities and Stockholders' Equity		
Secured notes payable	$ 662,934	$ 638,946
Unsecured line of credit and unsecured term loan	639,000	548,000
Accounts payable, accrued expenses and tenant security deposits	55,680	48,581
Dividends payable	17,771	16,284
Total liabilities	1,375,385	1,251,811
Stockholders' equity:		
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	129,638
Common stock	212	196
Additional paid-in capital	520,261	421,835
Deferred compensation	(12,020)	(7,807)
Retained earnings	93	5,267
Accumulated other comprehensive income	20,627	13,844
Total stockholders' equity	716,311	620,473
Total liabilities and stockholders' equity	$ 2,091,696	$ 1,872,284

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
June 30, 2005
(Dollars in thousands)
(Unaudited)

Principal Maturities/Rates

Year	Secured Debt Amount	Weighted Average Interest Rate (1)	Unsecured Debt Amount
2005	$ 19,391	5.98%	$ --
2006	185,920	5.99%	--
2007	49,270	6.35%	389,000 (2)
2008	115,491	6.28%	--
2009	40,023	6.83%	250,000 (2)
Thereafter	248,460	6.81%	--
Subtotal	658,555		639,000
Unamortized Premium	4,379		--
Total	$ 662,934		$ 639,000

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Secured Debt	$ 662,934	50.9%	5.97%	4.1 Years
Unsecured Debt	639,000	49.1%	4.60%	3.3 Years
Total Debt	$ 1,301,934	100.0%	5.30%	3.7 Years

Fixed and Floating Rate Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 478,815	36.8%	6.44%	5.3 Years
Floating Rate Debt	823,119 (3)	63.2%	4.63% (3)	2.7 Years
Total Debt	$ 1,301,934	100.0%	5.30%	3.7 Years

(1) The weighted average interest rate is calculated based on the outstanding debt as of July 1st for 2005, and as of January 1st for each year thereafter.

(2) A portion of our floating rate debt is hedged by existing swap agreements (see page 9). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

(3) The weighted average interest rates on borrowings outstanding on our unsecured line of credit and unsecured term loan as of June 30, 2005 were 4.60% and 4.58%, respectively.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
June 30, 2005
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at June 30, 2005	Interest Pay Rates	Termination Dates
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006
December 2003	December 31,2004	50,000	50,000	3.000%	December 30, 2005
December 2003	December 30, 2005	50,000	--	4.150%	December 29, 2006
December 2003	December 29, 2006	50,000	--	5.090%	October 31, 2008
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
April 2004	April 29, 2005	50,000	50,000	3.140%	April 28, 2006
April 2004	April 28, 2006	50,000	--	4.230%	April 30, 2007
April 2004	April 30, 2007	50,000	--	4.850%	April 30, 2008
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	50,000	--	3.927%	July 1, 2008
May 2005	December 30, 2005	25,000	--	4.120%	November 30, 2006
May 2005	June 30, 2006	50,000	--	4.270%	June 29, 2007
May 2005	November 30, 2006	25,000	--	4.330%	November 30, 2007
May 2005	June 29, 2007	50,000	--	4.400%	June 30, 2008
May 2005	November 30, 2007	25,000	--	4.460%	November 28, 2008
May 2005	June 30, 2008	50,000	--	4.509%	June 30, 2009
May 2005	November 28, 2008	25,000	--	4.615%	November 30, 2009
Total Interest Rate Swap Agreements in Effect at June 30, 2005		$ 350,000			

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
June 30, 2005
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage (June 30, 2005)	Occupancy Percentage (March 31, 2005)
California - Pasadena	1	31,343	$ 807	98.9%	98.9%
California - San Diego	22	1,052,304	29,134	94.4%	94.4%
California - San Francisco Bay	14	927,453	27,546	97.1%	100.0%
Eastern Massachusetts	18	1,038,536	30,247	93.8%	92.5%
New Jersey/Suburban Philadelphia	7	458,623	7,826	98.5%	100.0%
Southeast	8	400,391	6,207	84.1% (1)	84.5%
Suburban Washington D.C.	30	2,321,770	46,886	96.6%	95.3%
Washington - Seattle	10	793,910	23,519	90.6%	87.3%
International - Canada	1	68,000	2,564	100.0%	100.0%
Total	111	7,092,330	$ 174,736	94.7% (2)	94.0%

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes 14 properties under full or partial redevelopment. The total rentable square feet associated with these properties was 1,010,967, of which 530,040 square feet were under redevelopment as of June 30, 2005. Including properties under full or partial redevelopment, occupancy as of June 30, 2005 was 88.8%.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

| | GAAP Basis (1) | | | | Cash Basis (1) | | |
| | Quarter Ended | | | | Quarter Ended | | |
	6/30/05	6/30/04	% Change		6/30/05	6/30/04	% Change
Revenue (2)	$ 35,183	$ 34,099	3.2%	$	33,725	$ 31,881	5.8%
Operating expenses	7,062	6,629	6.5%		7,062	6,629	6.5%
Revenue less operating expenses	$ 28,121	$ 27,470	2.4%	$	26,663	$ 25,252	5.6%

| | GAAP Basis (1) | | | | Cash Basis (1) | | |
| | Six Months Ended | | | | Six Months Ended | | |
	6/30/05	6/30/04	% Change		6/30/05	6/30/04	% Change
Revenue (2)	$ 68,370	$ 66,404	3.0%	$	65,584	$ 62,149	5.5%
Operating expenses	13,731	12,743	7.8%		13,731	12,743	7.8%
Revenue less operating expenses	$ 54,639	$ 53,661	1.8%	$	51,853	$ 49,406	5.0%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Second Quarter Same Properties" for the Quarter periods and "Six Months Same Properties" for the Six Month periods). Properties under redevelopment are excluded from same property results.

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Second Quarter Same Properties and the Six Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Second Quarter Same Properties and the Six Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarter ended June 30, 2005 and 2004 for the Second Quarter Same Properties were $1,458,000 and $2,218,000, respectively. Straight-line rent adjustments for the six months ended June 30, 2005 and 2004 for the Six Months Same Properties were $2,786,000 and $4,255,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended June 30, 2005

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	44	231,788	$22.71	--	--	--	--
GAAP Basis	44	231,788	$21.79	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	14	134,511	$21.73	$22.68	4.4%	$2.83	4.1 years
GAAP Basis	14	134,511	$21.15	$24.16	14.2%	$2.83	4.1 years
Month-to-Month Leases In Effect							
Cash Basis	25	66,766	$21.87	$23.84	9.0%	--	--
GAAP Basis	25	66,766	$21.81	$23.84	9.3%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	16	239,743	--	$22.85	--	$18.56	9.3 years
GAAP Basis	16	239,743	--	$25.34	--	$18.56	9.3 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	30	374,254	--	$22.79	--	$12.91	7.5 years
GAAP Basis	30	374,254	--	$24.91	--	$12.91	7.5 years
Including Month-to-Month Leases							
Cash Basis	55	441,020	--	$22.95	--	--	--
GAAP Basis	55	441,020	--	$24.75	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Six Months Ended June 30, 2005

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	60	551,777	$24.63	--	--	--	--
GAAP Basis	60	551,777	$25.71	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	20	294,196	$22.69	$24.11	6.3%	$1.44	4.3 years
GAAP Basis	20	294,196	$22.38	$25.69	14.8%	$1.44	4.3 years
Month-to-Month Leases In Effect							
Cash Basis	25	66,766	$21.88	$23.84	9.0%	--	--
GAAP Basis	25	66,766	$21.83	$23.84	9.2%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	33	442,241	--	$25.38	--	$14.54	7.8 years
GAAP Basis	33	442,241	--	$26.63	--	$14.54	7.8 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	53	736,437	--	$24.87	--	$9.31	6.4 years
GAAP Basis	53	736,437	--	$26.25	--	$9.31	6.4 years
Including Month-to-Month Leases							
Cash Basis	78	803,203	--	$24.79	--	--	--
GAAP Basis	78	803,203	--	$26.05	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
June 30, 2005

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2005	52	(1)	270,012	3.8%	$25.94
2006	53		985,912	13.7%	$24.33
2007	30		670,587	9.3%	$26.79
2008	18		422,643	5.9%	$25.99
2009	26		593,338	8.2%	$23.37

(1) Includes 25 month-to-month leases for approximately 67,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
June 30, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage
Southeast	4Q05	46,000
Southeast	2Q06	48,000
Suburban Washington D.C.	1Q06	73,000
Washington – Seattle	4Q05	50,000 (1)
Total		217,000

(1) Excludes certain phases of a property which were delivered to tenants during 2004.

As required under GAAP, interest is being capitalized on these ground-up development projects as activities are ongoing to bring the assets to their intended use.

In addition to properties under development, as of June 30, 2005 our asset base contains ground-up development opportunities for approximately 4.6 million rentable square feet with an aggregate cost basis of approximately $210 million.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
June 30, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Being Redeveloped
California – San Diego	4Q05	18,173	7,814
California – San Diego	4Q05	17,590	17,590
California – San Diego	3Q06	71,510	71,510
California – San Diego	2Q07	87,140	87,140
California – San Francisco Bay	4Q05	140,143	24,039
California – San Francisco Bay	3Q06	60,000	30,000
Eastern Massachusetts	4Q05	96,150	66,540
Eastern Massachusetts	1Q07	45,820	17,187
Eastern Massachusetts	4Q05	115,179	31,326
New Jersey/Suburban Philadelphia	4Q05	42,600	22,409
Southeast	4Q05	60,519	33,321
Suburban Washington D.C.	1Q06	131,415	44,208
Suburban Washington D.C.	1Q06	92,449	60,443
Washington – Seattle	4Q05	32,279	16,513
Total		1,010,967	530,040

Our redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to that portion of space undergoing redevelopment. Average occupancy for properties under full or partial redevelopment as of June 30, 2005 was 48% and is not included in the occupancy of the operating portfolio. In addition to properties under redevelopment, as of June 30, 2005 our asset base contains opportunities for a permanent change of use through redevelopment aggregating approximately 1.0 million rentable square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Six Months Ended June 30, 2005
(In thousands)

Property-related capital expenditures (1)	$ 1,476
Leasing costs (2)	$ 216
Property-related redevelopment costs	$ 33,926
Property-related development costs	$ 50,578

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 89% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Second Quarter and Six Months Ended June 30, 2005

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the second quarter and six months ended June 30, 2005:

Date:	August 3, 2005
Time:	2:00 P.M. Eastern Daylight Time
Phone Number:	(719) 457-2641
Confirmation Code:	4038925